UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 333-28207

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Smart-Space Fintech 2, Room 3, Unit 401-404 Core C, Cyberport, Telegraph Bay,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 21, 2025, Diginex Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Dominari Securities LLC, as the representative of the several Underwriters named the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 2,250,000 ordinary shares, $0.00005 par value per share (the “Ordinary Shares”).

In connection with the IPO, the Company issued a press release on January 22, 2025 announcing the pricing and trading of the IPO.

On January 23, 2025, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-282027), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2024, as amended, and declared effective by the SEC on December 20, 2024. A post-effective amendment to the registration statement on Form F-1 relating to the Offering (File No. 333-282027) was filed with the SEC and was declared effective by the SEC on January 16, 2024. The Ordinary Shares were priced at $4.10 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “DGNX” on January 22, 2025.

In connection with the IPO, the Company issued a press release on January 23, 2025 announcing the closing of the IPO.

Copies of the Underwriting Agreement, the pricing press release, the closing press release, the Audit and Risk Committee Charter, Nomination and Compensation Committee Charter and the Code of Business Conduct and Ethics are attached hereto as Exhibits 10.1, 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: January 23, 2025		/s/ Mark Blick
	Name:	Mark Blick
	Title:	Chief Executive Officer
(Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description

10.1*	Underwriting Agreement dated January 21, 2025 by and between Diginex Limited and Dominari Securities LLC
99.1	Press Release issued on January 22, 2025, on Pricing and Trading of Diginex Limited’s Initial Public Offering
99.2	Press Release issued on January 23, 2025 on Closing of Diginex Limited’s Initial Public Offering
99.3	Audit and Risk Committee Charter
99.4	Nomination and Compensation Committee Charter
99.5	Code of Business Conduct and Ethics

* The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.